Puravita Corporation
1441 Ocean Drive
Vero Beach , Florida 32963
Telephone: 772.234.9999

May 4, 2015

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

Attn:    Tom Kluck
Legal Branch Chief

Re:      Puravita Corporation
Registration Statement on Form S-1
Filed March 5, 2015
File No. 333-202520

Dear Mr. Kluck:
As per your request, we have replaced the legal opinion with current letter that is dated today.

Very truly yours,

/s/ Rory O'Dare
Rory O'Dare, President
Puravita Corporation